UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

McCORMICK & COMPANY, INCORPORATED
(Name of Issuer)

Common Stock

(Title of Class of Securities)

579780206
(CUSIP Number)

Jeffery D. Schwartz
c/o McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152
(410) 771-7301

with a copy to:

Alan L. Dye
C. Alex Bahn
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, D.C. 20007
(202) 637-5737

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	579780206	13D
 * See Item 5.

1		NAMES OF REPORTING PERSONS

Alan D. Wilson

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF/OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*

971,295

	8	SHARED VOTING POWER*

	9	SOLE DISPOSITIVE POWER*

971,295

	10	SHARED DISPOSITIVE POWER*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

971,295

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)*

7.6%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2014, (the “Schedule 13D”) by Alan D. Wilson (the “Reporting Person”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is restated as follows:

(c) The Reporting Person’s present principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are restated as follows:

(a)
As of the date hereof, the Reporting Person beneficially owns, in aggregate, 971,295 shares of Common Stock, representing 7.6% of the Issuer’s outstanding shares of Common Stock, which includes 737,989 shares of Common Stock which could be acquired within 60 days of February 18, 2015 pursuant to the exercise of stock options).

(b)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 971,295

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 971,295

(iv) Shared power to dispose or direct the disposition: -0-
(c)
The Reporting Person has effected no transactions in the Common Stock of the Issuer within the past sixty days except as follows:  On January 27, 2015, the Reporting Person acquired 19,066 shares of Common Stock as compensation in connection with the settlement of the Issuer’s Long-Term Performance Plan (“LTPP”) for the performance period beginning December 1, 2011 and ending November 30, 2014.  In connection with the foregoing settlement of the LTPP, on February 6, 2014, the Reporting Person disposed of 9,638 shares of Common Stock to the Issuer in connection with tax withholding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2015

Alan D. Wilson
By: /s/ Alan D. Wilson